Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 5.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                              ---------------------
                         (Title of Class of Securities)

                                    002448108
                                    ---------
                                 (CUSIP Number)

                               Charles J. McMullin
            c/o AW Computer Systems, Inc., 9000A Commerce Parkway,
                       Mt. Laurel, NJ 08054 609-234-3939
                       ---------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 28, 1997
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 5.


CUSIP NO. 002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Charles F. Trapp

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  [   ](a)
                                                            [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                         7.       SOLE VOTING POWER:

                                                       1,320,000
              NUMBER OF
                SHARES                   8.      SHARED VOTING POWER:
             BENEFICIALLY
               OWNED BY                                   None
                 EACH
              REPORTING                  9.      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                   1,320,000

                                        10.      SHARED DISPOSITIVE POWER

                                                          None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,320,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         15.4%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 5.

                           AMENDMENT TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, NJ 08054. This Amendment No. 1 to Schedule 13D amends the Schedule 13D of Charles F. Trapp, dated April 7, 1997 and filed with the Securities and Exchange Commission (the "SEC") on or about that date (the "Original Schedule").

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and options to purchase Common Shares listed below:

                Securities                                            Purchase
                Purchased             Date of                         Price or
              (e.g. Shares,          Purchase        Number of          Other           Source
            Options, Warrants)       or Grant       Securities      Consideration       of Funds
          Common Shares              09/20/96        60,000         $60,000          Company Loan(1)

          Options                    09/20/96        60,000         Service as an    Not Applicable
                                                                    Officer(2)

          Options                    04/07/97        1,100,000      Service as an    Not Applicable
                                                                     Officer(3)

          Warrants                   04/28/97        100,000        $50,0000(4)      Personal Funds

          -----------------------

         (1) Mr. Trapp acquired 60,000 Common Shares at $1.00 per share in a private placement dated September 20, 1996 with a note to the Company for $60,000 secured by the shares bearing an annual interest rate of 6.1% and maturing October 1, 1999. As of April 7, 1997, $40,000 remained outstanding under this note.

         (2) In accordance with the Issuer's October 1992 Stock Option and Grant Plan; the exercise price is $1.00 per share.

         (3)      The exercise price is $0.65 per share.

         (4) In connection with a private placement of units by the Issuer in April 1997, Mr. Trapp purchase 500 units, consisting of 500 shares of 10% Redeemable Preferred Stock and related warrants to purchase 100,000 Common Shares at $0.50 per share, for an aggregate purchase price of $50,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999.


     Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 5.

Item 4.  Purpose of Transaction.

         Mr. Trapp's investment in the Company is held as a passive investment. Mr. Trapp may acquire additional shares of the Company if further securities can be acquired upon terms satisfactory to Mr. Trapp. Mr. Trapp intends to review his investment position from time-to-time. Depending upon such review, market conditions and other factors, Mr. Trapp may choose to increase his position, maintain his present level of investment or sell all or a portion of, his investment in the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Trapp beneficially owns an aggregate of 1,320,000 Common Shares, or 16.6% of the outstanding Common Shares as of May 8, 1997, including 1,160,000 Common Shares which Mr. Trapp has the right to acquire within 60 days pursuant to options.

         (b) Mr. Trapp has the sole power to vote or to direct the vote of 60,000 Common Shares. The 1,260,000 Common Shares held subject to options, do not carry any voting rights unless and until such options are exercised. Mr. Trapp has sole power to dispose or to direct the disposition of 60,000 Common Shares and options and to purchase 1,260,000 Common Shares.

         (c) On April 7, 1997, Mr. Trapp received a grant of options to purchase 1,100,000 Common Shares, at an exercise price of $0.65 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for his services as an officer.

                  On April 28, 1997, Mr. Trapp purchased 500 units existing of 500 shares of 10% Redeemable Preferred Stock and related warrants to purchase 100,0000 Class A Common Shares at $0.50 per share for an aggregate purchase price of $50,000. Each unit had a purchase price of $100.

                  The only transaction involving Common Shares effected by Mr. Trapp during the past 60 days are the ones reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.

     Signed and page numbered in accordance with Rule 0-3(b). Page 5 of 5.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    May 9, 1997                                    /s/Charles F. Trapp
                                                        Charles F. Trapp
                                                        Vice President, Finance